[redacted]

09041730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[redacted]48339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bigelow & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 2400
(No. and Street)

Denver (City) — Colorado (State) — 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400 (Address) — Denver (City) — Colorado (State) — 80203 (Zip Code)

SEC
Mail Processing
Section
JUN 01 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William J. Fleming, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bigelow & Company, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHARLENE M. DIBELLA
A Notary Public of New Jersey
My Commission Expires June 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bigelow & Company
March 31, 2009

Contents

Independent Accountants' Report **1**

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information Required by Rule 17a-5 of the Securities Exchange Act of 1934

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 9

Independent Accountants' Report on Internal Control **10**

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Independent Accountants' Report

Board of Directors
Bigelow & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Bigelow & Company as of March 31, 2009, and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bigelow & Company as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5, the Company lost its sole source of revenue due to deteriorating market conditions that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BKD, LLP

May 28, 2009

Bigelow & Company
Statement of Financial Condition
March 31, 2009

Assets

Cash	$	22,800
Receivables from related parties		2,924
Total current assets	$	25,724

Liabilities and Stockholders' Equity

Liabilities	$	6,849
Stockholders' Equity		
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding, 35,500 shares		355
Additional paid-in capital		2,526,460
Accumulated deficit		(2,507,940)
Total stockholders' equity		18,875
	$	25,724

Bigelow & Company
Statement of Income
For the Year Ended March 31, 2009

Revenue	
Other income	$ 5,164
Total revenues	5,164
Expenses	
General and administrative	66,062
Total expenses	66,062
Income before Income Taxes	(60,898)
Provision for Income Taxes	-
Net Loss	$ (60,898)

Bigelow & Company
Statement of Stockholders' Equity
For the Year Ended March 31, 2009

	Common Stock, Issued	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, April 1, 2008	$ 355	$ 2,646,460	$ (2,447,042)	$ 199,773
Distributions to shareholders	-	(120,000)	-	(120,000)
Net loss	-	-	(60,898)	(60,898)
Balance, March 31, 2009	$ 355	$ 2,526,460	$ (2,507,940)	$ 18,875

Bigelow & Company
Statement of Cash Flows
For the Year Ended March 31, 2009

Operating Activities		
Net loss	$	(60,898)
Changes in receivables from related parties		39,249
Changes in accrued expenses		6,849
Net cash used in operating activities		(14,800)
Financing Activities		
Distributions to shareholders		(120,000)
Net cash used in financing activities		(120,000)
Decrease in Cash		(134,800)
Cash, Beginning of Year		157,600
Cash, End of Year	$	22,800

Bigelow & Company

Notes to Financial Statements

March 31, 2009

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Bigelow & Company (the Company) is a registered broker-dealer that commenced operations in May 1995. On a limited basis, the Company provides private placement of corporate debt and equity securities, as agent only, and acts as a placement agent for sales of private limited partnership interests.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Uncertain Tax Positions

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, the Company has elected to defer the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes,* until its fiscal year ended March 31, 2010. The Company has continued to account for any uncertain tax positions in accordance with literature that was authoritative immediately prior to the effective date of FIN 48, such as FASB Statement No. 109, *Accounting for Income Taxes,* and FASB Statement No. 5, *Accounting for Contingencies.*

Note 2: Receivables from Related Parties

At March 31, 2009, receivables from related parties consisted of approximately $600 due from an entity with common ownership of the Company's parent. Management reviews each receivable for collectibility. Management believes all receivables are fully collectible; therefore, no allowance for uncollectible receivables has been made.

Bigelow & Company
Notes to Financial Statements
March 31, 2009

Note 3: Minimum Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to $5,000. At March 31, 2009, the Company had net capital of approximately $16,000, which is approximately $11,000 in excess of the minimum net capital required.

Note 4: Income Taxes

The provision for income taxes includes these components:

Taxes currently payable	$	-
Deferred income taxes		-
	$	-

Computed at the statutory rate (34%)	$	(21,000)
Increase (decrease) resulting from		
Changes in the deferred tax asset valuation allowance		85,000
Other		(64,000)
Income tax expense	$	-

The tax effects of temporary differences related to deferred taxes are as follows:

Differing methods of computing amortization expense for financial reporting versus income tax purposes	$	2,000
Net operating loss carryforwards		994,000
Net deferred tax asset before valuation allowance	$	996,000
Valuation allowance		
Beginning balance	$	911,000
Decrease during the period		85,000
Ending balance		996,000
Net deferred tax asset	$	-

As of March 31, 2009, the Company had unused operating loss carryforwards of approximately $2,350,000, which expire between 2019 and 2029.

Note 5: Management's Consideration of Going Concern Matters

During 2009, the Company lost is revenue from its sole customer due to deteriorating market conditions. Management plans to monitor market conditions and reenter the private placement market when and if conditions improve.

The financial statements have been prepared assuming the Company will continue as a going concern, realizing assets and liquidating liabilities in the ordinary course of business. Although not currently planned, realization of assets in other than the ordinary course of business in order to meet liquidity needs could incur losses not reflected in these financial statements.

Note 6: Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents unprecedented circumstances and challenges, which for some companies have resulted in large declines in their volume of business, constraints on their liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets could significantly impact revenues, which could have an adverse impact on the Company's future operating results.

Supplementary Information

Required by Rule 17a-5 of the
Securities Exchange Act of 1934

Bigelow & Company

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

March 31, 2009

Net Capital		
Total stockholders' equity	$	18,875
Deductions		
Non-allowable assets		
Receivables from related parties		2,924
Net capital		15,951
Computation of Basic Net Capital Requirement		
Minimum net capital required		5,000
Net capital in excess of minimum requirement	$	10,951

There is no variance between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.

Independent Accountants' Report on Internal Control

Board of Directors
Bigelow & Company
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Bigelow & Company (the Company), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or

report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

BKD, LLP

Denver, Colorado
May 28, 2009

Bigelow & Company

Accountants' Report and Financial Statements

March 31, 2009